FOREWORD

     Ontario is feeling the effects of the global economic crisis. The impact on economic growth, jobs and investments is directly affecting Ontario people, families, communities and businesses.

     Job losses  have hurt  Ontario  families.  Communities  have lost mills and factories. Government revenues are in decline.

     The challenge is significant,  but it's one the people of Ontario will meet and overcome.

     This Budget lays out the McGuinty  government's  strategy to help  families being hurt by the global  recession today. But it does more than that. This
     Budget takes action to make Ontario more competitive. A strong, competitive economy helps families and businesses take advantage of the next generation of growth,  and  maintains  and enhances the  province's  cherished  public services.

     Five Years of Progress

     This Budget builds on the progress the people of Ontario have made over the last five years.

     Five years ago, the McGuinty  government  was elected on its  commitment to improve the public services Ontarians need to reach their full potential —
     public education, universal health care, modern infrastructure, support for vulnerable citizens and a greener Ontario.

     Five years ago, Ontario's infrastructure,  including schools and hospitals, was  crumbling.  Primary  school  classes were too large.  More doctors and nurses were needed. Wait times for key medical procedures were too long. In addition, the government inherited a hidden $5.5 billion fiscal deficit.

     Between 2003 and 2008, the province experienced strong revenue growth. This period of economic  growth and  prosperity  allowed the  government to make much-needed  investments in key public services. The government managed its spending  prudently,  not  allowing  average  expenditure  growth to exceed revenue growth during this period.  In fact, the government paid down debt, balanced three budgets in a row and maintained impressively low debt-to-GDP ratios.

     Working together, Ontarians have made progress.

     Today,  there are more teachers in Ontario's  publicly  funded  schools and more students in colleges and universities.

     More families have a family doctor and patients have shorter wait times for cancer surgery, CT scans and hip replacements.

     The Ontario Child  Benefit is providing  children who grow up in low-income families with a better start in life.

     Partnerships  with cities and towns are  building  infrastructure,  such as public transit, roads and bridges, across Ontario.

     The government has invested in innovative companies and cut business taxes.

     The government's investments over the past five years have strengthened the key  public  services  that  matter  most  to  Ontarians  —  and  also strengthened  the economy.  Ontario's  well-educated  workforce,  universal health care system, modern infrastructure,  support for the vulnerable, and lower business costs are enormous competitive advantages.

     As early as 2006, the government had recognized  that economic storm clouds
     were  gathering.   A  slowing  U.S.  economy,   rising  oil  prices  and  a
     higher-than-anticipated  Canadian  dollar  began to  affect  growth  —
     particularly in the manufacturing and resource sectors.  The government was able to  continue  to support  its  priorities  because  of prudent  fiscal management  and its  five-point  economic plan to encourage  growth and job
     creation   through   ongoing   investments   in   skills   and   knowledge,
     infrastructure, innovation, key partnerships and lowering business costs.

     However,  the scope and scale of the global  economic  crisis that began in the fall of 2008 were both dramatic and unanticipated by all jurisdictions.
     This  is  hurting   individuals,   families  and  businesses.   Governments
     —including  Ontario's  —  are  facing  extraordinary  challenges.
     Revenues have significantly declined. Expenditure growth cannot continue at the same rate; spending must be smarter and better focused.

     The  McGuinty  government  is  therefore  determined  to work  with all its partners to preserve —  and find new ways to deliver — the public services  Ontarians want and deserve.  The progress made over the past five years must be protected and enhanced.

     Looking Ahead

     The  government  will  continue to build on the  success of its  five-point economic plan through investments in skills and knowledge,  infrastructure, innovation, key partnerships and lowering business costs.

     It will also do more,  right  now,  for  Ontario  families  and  businesses affected by the global recession.

     The government's  infrastructure  investments will create more than 300,000 jobs over the next two years.  Additional  investments  in skills  training will do more for people who have lost their jobs.

     But it is not  enough  to just  create  jobs in the  short  term or to help
     Ontario's families and businesses simply get by.

     The Province must also take action to build a stronger economy for tomorrow by accelerating its efforts to enhance Ontario's long-term competitiveness.

     To build  Ontario's  economy for the future,  the  McGuinty  government  is proposing a comprehensive tax reform package.

     To further  boost  Ontario's  competitiveness,  this Budget also invests in initiatives to grow a greener  economy,  accelerate  innovation and attract investment.

     In the  context  of the  current  global  economic  crisis  and  industrial restructuring,  these efforts to enhance Ontario's competitiveness are more important than ever.  Ontario can no longer rely solely on its  traditional strengths and past competitive  advantages.  The world has changed. The new global economy will favour  jurisdictions  that are nimble,  innovative and creative.

     The  government  cannot control the external  factors that are  challenging families and businesses, but it can help mitigate their impact and position
     Ontario  to  take  advantage  of  the  next   generation  of  growth.   The
     government's  goal is to ensure that Ontarians have good,  well-paying jobs that allow them to succeed  and support  their  families  —  today and tomorrow.

     Preserving and Creating Jobs Today

     Infrastructure

     Modern  infrastructure   creates  jobs  today  and  also  builds  jobs  and
     opportunity  for  tomorrow.  The  government  will invest $32.5  billion in infrastructure in the next two years,  creating and sustaining an estimated
     146,000 jobs in 2009-10 and 168,000 jobs in 2010-11 across Ontario.

     Over the past two years, the Province has invested more than $18 billion in infrastructure,  including  a one-time  $1.1  billion  payment  directly to municipalities  through the  Investing  in Ontario Act.  These  investments supported  more than 85,000 jobs in 2007-08 and are creating and sustaining more than 100,000 jobs in 2008-09.

     Incentives to Enhance Skills Training and Create Jobs

     The  skills  and  knowledge  of  Ontarians  are key to the  success  of the province's economy. This Budget announces nearly $700 million over the next two years to expand  skills  training,  including a proposed  $50 million a year to enhance the Co-operative Education Tax Credit and to make Ontario's
     Apprenticeship Training Tax Credit the most generous in Canada.

     This Budget also increases funding for summer jobs by 57 per cent to nearly
     $90 million,  helping more than 100,000 young people find summer employment during these difficult times.

     Sector Support

     The  government  is committed to  partnering  with key sectors to help them become more competitive,  so they can continue to be major  contributors to the Ontario economy. This Budget announces support for key Ontario sectors, including  manufacturing,  agriculture,  forest products and mining,  which will protect and create jobs.

     Creating Jobs Tomorrow

     A Comprehensive Tax Reform Package

     The McGuinty  government is proposing  fundamental reform of the province's tax system.

     Starting in July 2010, subject to the approval of the legislature,  Ontario would move to a single sales tax based on value-added taxation, which would boost investment and productivity.

     To help Ontarians through the adjustment period, and to provide ongoing tax cuts, the McGuinty government would provide $10.6 billion in tax relief for people over three years.  This includes a broad-based  permanent income tax cut and payments totalling up to $1,000 for single parents and couples, and up to $300 for single  people,  which would be made  between  June 2010 and
     June 2011.

     At the same time,  the government is proposing $4.5 billion in business tax relief over three  years,  including a number of specific  measures to help small  businesses.  These tax cuts would lead to job  creation and economic growth.

     The  comprehensive  tax reform package  proposed in the Budget would,  once fully  implemented,  cut  Ontario's  marginal  effective  tax  rate  on new business  investment in half,  making  Ontario one of the most  competitive jurisdictions in the  industrialized  world for new investment.  This would lead to more  investment  by business,  creating jobs and leading to higher incomes for Ontarians.

     This  tax  reform  package  is  the  single  most  significant  action  the government  can take to strengthen  the Ontario  economy for the long term.
     Overall, taxes would be lower.

     Growing the Green Economy

     The  government is committed to  attracting  new  investment,  creating new green-economy  jobs and protecting the  environment,  including  vigorously addressing  climate change. In addition to the measures  introduced as part of the proposed  Green Energy and Green Economy Act, this Budget  announces more than $300 million in new initiatives to support Ontario's move towards a greener economy. These include a new Emerging Technologies Fund that will invest in clean  technology,  retrofits to  public-sector  buildings  and a
     Green Jobs Skills Strategy.

     Innovation

     Capitalizing  on Ontario ideas will be important to the province's  ability to emerge  strongly from the global economic  crisis.  This Budget proposes additional tax relief and over $700 million to boost innovation,  including
     $300 million in capital  funds over six years for research  infrastructure;
     $100 million over four years in additional  operating  funds for biomedical research;  $50 million over four years to enhance the successful Innovation
     Demonstration  Fund;  and $10  million  over  three  years to the  Colleges
     Ontario  Network for  Industry  Innovation  to help small and  medium-sized
     businesses  with  hands-on  applied  research,   technology   transfer  and
     commercialization.

     Ontario's innovation success stories include the entertainment and creative
     sectors.   To  further   support  these  sectors,   this  Budget   proposes
     approximately  $100 million  annually to expand and enhance tax credits for film and television production, computer animation, book publishing and the creation of interactive digital media products.

     Attracting Investment

     Ontario's ability to attract new investment is critical to job creation and economic  prosperity.  The  Province  will  continue  to  expand  Open  For
     Business,  its plan to make  government  faster and friendlier for families and businesses.

     Investments in Children and Families

     The government  remains  committed to improving the quality of life for all
     Ontarians,  and this is more important than ever during difficult  economic times. This Budget advances the government's  Poverty Reduction Strategy by proposing to speed up the phase-in of the Ontario Child Benefit (OCB). This would  represent  an  additional  investment  of  more  than  $400  million cumulatively  from 2009-10 to 2011-12.  Maximum  annual OCB payments  would increase from the current $600 to $1,100 per child  beginning in July 2009, two years ahead of schedule.  This  enhancement  would benefit  current OCB recipients  and provide  payments to an  additional  115,000  families with
     240,000 children who were not eligible to receive the OCB in 2008.

     A two per cent  increase to benefits  under  Ontario  Works and the Ontario
     Disability  Support Program and to the comfort  allowances for residents of long-term  care homes is proposed for  2009-10.  The  government  will also invest in social  housing,  including  capital  investments for housing for low-income seniors and people with disabilities.

     Competitive Government

     During tough economic  times,  the government  must redouble its efforts to manage spending, while protecting core public services. The government will therefore  identify $1.0 billion in efficiencies in 2011-12.  It would also mandate certain procurement activities such as collaborative purchasing for the broader public  sector,  which are expected to result in annual savings of $200 million  within the first three years of operation.  As well,  this
     Budget  proposes to freeze MPPs'  salaries at their  current  level for the
     2009-10  fiscal year and reduce the size of the Ontario  Public  Service by five per cent  over  the next  three  years  through  attrition  and  other measures.

     These initiatives build on Ontario's progress to date,  including achieving more than $800  million  in  savings  over the past five  years,  improving service delivery and reducing  procurement costs. The government is also on track to exceed  its target of $108  million  in savings  for the last five months of fiscal  2008-09,  which was set out in the 2008 Ontario  Economic
     Outlook and Fiscal Review.

     As well, the Province held spending  growth in 2008-09 to 0.8 per cent over
     2007-08, the lowest in eight years.

     The  government  will  continue to  transform  public  services in order to protect them over the long term.

     Responsible Fiscal Management

     The  government  will continue its prudent  approach to managing  Ontario's finances during the current global economic downturn.

     To  protect  key  public   services  and  make  the  short-  and  long-term
     investments  required,  Ontario,  like many  governments  across Canada and around the world,  will experience a deficit.  This is due to a significant deterioration in revenues and short-term measures to stimulate the economy, not to significant increases in core program spending.

     The Budget forecasts a deficit of $3.9 billion for 2008-09.  The deficit is expected to reach its peak of $14.1 billion in 2009-10.  As a percentage of gross domestic product,  Ontario's deficit is proportionally  below that of the United  States,  and is about the same as that now  anticipated  by the federal government. This Budget lays out a plan to balance by 2015-16.

     Between 2008-09 and 2011-12, core program spending is projected to increase by 3.6 per cent, below the government's forecast of 3.8 per cent in revenue growth over the same period.  Holding  spending below revenue growth is key to the  government's  fiscal recovery plan.  Going forward,  the government will work with its  partners to  continue  to keep growth in public  sector expenditures at or below the rate of Ontario's revenue growth.

     Conclusion

     This Budget builds on the major  investments  the McGuinty  government  has made since 2003 to support universal health care, public education,  modern infrastructure,  vulnerable  citizens, a greener Ontario and lower business costs.  These  investments  have  protected  and  enhanced the programs and services Ontarians need to emerge from the current economic  downturn,  and
     they  will  continue  to  strengthen   Ontario's  economy  and  competitive
     advantage.

     Looking ahead, the McGuinty government is committed to leading Ontario to a new era of  competitiveness,  success  and  prosperity.  It will not happen overnight — no single budget by any one government in any jurisdiction can accomplish that objective in the current global economic climate.  And just as this Budget builds on the progress made over the past five years, future budgets will build on the actions taken today.

     Through  responsible  management,  a fair and balanced  approach,  bold tax reform and  strategic  investments,  the  government  will help ensure that
     Ontario families and businesses get the help they need today and are poised to take  advantage  of the next  generation  of growth and jobs.  A strong, competitive  Ontario that  thrives in the new economy  will fund  excellent public services and support a high quality of life for all Ontarians.